Decarbonization Plus Acquisition Corporation II

2744 Sand Hill Road

Menlo Park, CA 94025

January 28, 2021

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Decarbonization Plus Acquisition Corporation II
Registration Statement on Form S-1/A
Filed January 19, 2021
CIK No. 0001836154

Ladies and Gentlemen:

Set forth below is the response of Decarbonization Plus Acquisition Corporation II (the “Company,” “we,” “us” or “our”), to the oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by telephone on January 28, 2021, with respect to the Company’s Registration Statement on Form S-1/A, filed with the Commission on January 19, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 1”).

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.

Form S-1/A filed January 19, 2021

1.

Please revise to address exclusive forum provision in the warrant agreement.  Exhibits and disclosure should clearly and consistently clarify the extent to which they apply to claims under the 33 and 34 Acts, including risk factor disclosure.  Disclosure should clarify Section 27 of the 34 Act and concurrent jurisdiction under the 33 Act.  Should also clarify that investors can’t waive their rights under federal securities laws.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 50-51 and 130.

2.	Clarify the phrase “certain financial consulting services” to be provided by Alvarium. Advise why the agreement should not be filed as an exhibit and if the compensation will be reviewed by FINRA.

Securities and Exchange Commission

January 28, 2021

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that Alvarium will not be participating in, or otherwise be involved with, the Company’s initial public offering. References to Alvarium have been removed from the Registration Statement.

*  *  *  *  *

Securities and Exchange Commission

January 28, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne or Brenda K. Lenahan of Vinson & Elkins L.L.P. at (713) 758-4629 or (212) 237-0133.

Very truly yours,

Decarbonization Plus Acquisition Corporation II

By:	/s/ Erik Anderson
Name:	Erik Anderson
Title:	Chief Executive Officer

Enclosures

cc:	E. Ramey Layne, Vinson& Elkins L.L.P.
Brenda K. Lenahan, Vinson & Elkins L.L.P.
Derek Dostal, Davis Polk & Wardwell LLP
Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP